BlackRock Basic Value Fund, Inc.

File No. 811-02739

Item No. 77M (Mergers) -- Attachment

During the semi-annual period ended December 31, 2011, BlackRock Basic Value Fund, Inc. (the “Basic Value Fund” or the “Registrant”), File No. 811-02739, acquired substantially all of the assets and certain stated liabilities of the BlackRock Focus Value Fund, Inc. (the “Focus Value Fund”), File No. 811-03450, in a Reorganization (the “Reorganization”).

The Board of Directors of the Registrant unanimously approved the Reorganization.  As provided in the Agreement and Plan of Reorganization (the “Reorganization Agreement”), the Focus Value Fund transferred all of its assets to the Basic Value Fund in exchange for the assumption by the Basic Value Fund of certain stated liabilities of the Focus Value Fund and shares of the Basic Value Fund, the shares of which were distributed by the Focus Value Fund to the holders of its shares.

On April 1, 2011, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File No. 333-173240) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the Combined Prospectus/Proxy Statement informing the shareholders of the Focus Value Fund of the Reorganization.  A filing on Form 497 relating to the N-14 Registration Statement was filed on May 20, 2011.  Shareholders of the Focus Value Fund approved the Reorganization at a Special Meeting of Shareholders on August 25, 2011.

On September 12, 2011 (the “Reorganization Date”), pursuant to the Reorganization Agreement, the Focus Value Fund transferred net assets valued at $122,440,102 to the Basic Value Fund and received in exchange 2,387,540 Institutional Shares, 2,416,924 Investor A Shares, 53,625 Investor B Shares, 499,341 Investor C Shares and 39,425 Class R Shares, respectively, of the Basic Value Fund. Such shares were then distributed to the shareholders of Focus Value Fund on that date.